Exhibit 99.1

Can-Fite’s Partner Vetbiolix Completes Enrollment in Phase 2 Osteoarthritis Study in Dogs Treated with Piclidenoson; Data Expected in Q3 2026

Can-Fite Signed a Deal Worth up to $325M with the Veterinary Company Vetbiolix

Ramat Gan, Israel, March 30, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced that its veterinary partner Vetbiolix has completed enrollment in a Phase 2 study of Piclidenoson for the treatment of osteoarthritis in dogs. Vetbiolix, Can-Fite’s veterinary commercialization partner, is funding all development costs associated with the registration of Piclidenoson for osteoarthritis in companion animals.

The randomized, double-blind, placebo-controlled, dose-ranging Phase 2 clinical study is evaluating 118 client-owned dogs with osteoarthritis treated with Piclidenoson over a 90-day period, administered orally twice daily. The primary endpoint is the Liverpool Osteoarthritis in Dogs (LOAD) questionnaire, assessing symptom severity and mobility. Secondary endpoints include the Visual Analog Scale (VAS) for pain assessment by pet owners and the Numerical Rating Score (NRS) for evaluation of lameness and pain by veterinarians. Top-line results are expected in the third quarter of 2026.

Vetbiolix has exercised its option to enter into a full licensing agreement with Can-Fite and is responsible for all development and regulatory activities. Under the agreement, Can-Fite is entitled to receive upfront, milestone, and royalty payments, representing projected revenues of up to $325 million over the next decade, subject to successful development and commercialization.

Dr. Sari Fishman, VP Business Development at Can-Fite, stated: “We are pleased with the successful completion of enrollment in this Phase 2 study and look forward to the upcoming data readout in Q3 2026. We believe Piclidenoson has the potential to offer a safe and effective oral treatment option for canine osteoarthritis. Our collaboration with Vetbiolix continues to progress productively, and we are optimistic about advancing this program toward commercialization and generating near-term revenues.”

The global canine osteoarthritis market is projected to reach approximately $3 billion by 2028, driven by increasing pet ownership and demand for effective and safe long-term therapies.

Current treatment options are limited with oral non-steroidal anti-inflammatory (NSAIDs), anti-nerve growth factor (anti-NGF), or EP-4 prostaglandin receptor antagonist, all essentially providing symptomatic relief but associated, for part of them, with safety concerns.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety and efficacy profile demonstrated in a Phase III clinical study in psoriasis. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

About VETBIOLIX SAS

VETBIOLIX develops innovative products for the treatment of diseases affecting pets. VETBIOLIX has built a unique pipeline of First-in-class oral small molecules in-licensed (exclusive and worldwide license) from Human Biotech worldwide which will answer to veterinary unmet medical needs in periodontitis (VBX-1000; Cathepsin-K inhibitor), osteoarthritis (VBX-2000; A3 Adenosine receptor agonist) and gut motility disorders (VBX-3000; 5-HT4 agonist). VETBIOLIX focuses exclusively on clinical developments of its drug candidates: the company invests on (i) clinical proof of concept studies, (ii) CMC-Pharmaceutical developments, (iii) regulatory Pilot clinical studies and (iv) regulatory Pivotal clinical studies. Revenue generation of the company will be based on out-licensing and/or co-developments deals with the Veterinary Pharmaceutical Industry.

For more information please visit: https://www.vetbiolix.com

Contact: matthieu.dubruque@vetbiolix.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, product development efforts and the timing of top-line results. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the security situation in Israel; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114